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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to Be Included In Statements Filed
                    Pursuant to Rule 13d-1(a) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. _)*

                             WASTE TECHNOLOGY CORP.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                 940901-20-0
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                                 (CUSIP Number)

               Cosimo and Erma Tacopino, 145 Connecticut Street,
                 Staten Island, New York 10307, (718) 966-4569
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 18, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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                                  SCHEDULE 13D
CUSIP No.  940901-20-0                                         Page 2 of 8 Pages

1                  NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   COSIMO TACOPINO

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /x/
                                                                      (b) / /

3                  SEC USE ONLY


4                  SOURCE OF FUNDS*

                   PF

5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                           /x/

6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America

                   7        SOLE VOTING POWER

 NUMBER OF                  10,000
   SHARES
BENEFICIALLY       8        SHARED VOTING POWER
  OWNED BY
    EACH                    283,764
 REPORTING
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH
                            10,000

                   10       SHARED DISPOSITIVE POWER

                            283,764

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   293,764

12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         / /

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Approximately 5.6%

14                 TYPE OF REPORTING PERSON*

                   IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
CUSIP No.   940901-20-0                                        Page 3 of 8 Pages

1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERMA TACOPINO

2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                                      (b) / /

3                   SEC USE ONLY


4                   SOURCE OF FUNDS*

                    PF

5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                           / /

6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 43,775
   BENEFICIALLY
     OWNED BY       8        SHARED VOTING POWER
       EACH
    REPORTING                283,764
      PERSON
       WITH         9        SOLE DISPOSITIVE POWER

                             43,775

                    10       SHARED DISPOSITIVE POWER

                             283,764

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    316,539

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 6%

14                  TYPE OF REPORTING PERSON*

                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.           Security and Issuer

         The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of WASTE TECHNOLOGY CORP., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

Item 2.           Identity and Background

         This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino, each United States citizens. Cosimo and Erma Tacopino are espoused and they reside at 145 Connecticut Street, Staten Island, New York 10307. Mr. & Mrs. Tacopino are private investors.

         Except as noted below for Mr. Tacopino, during the past five years, neither of the Tacopinos has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In the matter of the Securities and Exchange Commission ("SEC") v. Cavanagh, et al. (U.S.D.C., S.D.N.Y.: 98 Civ. 1818 (DLC)), Mr. Tacopino was preliminary enjoined by consent, without admitting or denying the SEC allegations, against violations of Sections 5 and 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and that in connection with said injunction, Mr. Tacopino consented to certain ancillary relief including the payment of funds and the posting of security.

Item 3.           Source and Amount of Funds or Other Consideration

         The source of the purchase price paid by the Tacopinos for the shares of Common Stock was their personal funds.

Item 4.           Purpose of Transaction

         Investment only. The Tacopinos have been investors in the Issuer for approximately ten years. Recent price declines encouraged future investment.

Item 5.           Interest in Securities of the Issuer

         As of December 18, 1998, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo Tacopino and Mrs. Erma Tacopino is as follows:

         a.       Cosimo Tacopino -         293,764 shares (approximately
                                            5.6%), 283,764 of which are owned
                                            jointly with Mrs. Tacopino and
                                            10,000 shares held in an individual
                                            retirement account. Mr. Tacopino

                               Page 4 of 8 Pages
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                                            disclaims ownership of 43,775
                                            shares owned by Mrs. Tacopino.

         b.       Erma Tacopino -           316,539 shares (approximately 6%)
                                            283,764 of which are owned jointly
                                            with Mr. Tacopino, 32,775 owned
                                            individually with 11,000 shares
                                            held in an individual retirement
                                            account. Mrs. Tacopino disclaims
                                            beneficial ownership of the shares
                                            owned individually by Mr. Tacopino.

         Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.           Material to be Filed as Exhibits

         Agreement among the Tacopinos to file a single Statement on Schedule 13D on behalf of each of them.

                               Page 5 of 8 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated:   January 29, 1999                   /s/ Erma Tacopino
                                            ------------------------------
                                            Erma Tacopino

Dated:   January 29, 1999                   /s/ Cosimo Tacopino
                                            ------------------------------
                                            Cosimo Tacopino

                               Page 6 of 8 Pages